                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  -------------

                                  SCHEDULE 13D

                    Under The Securities Exchange Act of 1934
                               (Amendment No. 1)(1)
                               DI Industries, Inc.
--------------------------------------------------------------------------------

                                (Name of issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------

                         (Title of class of securities)

                                   232909-10-1
--------------------------------------------------------------------------------

                                 (CUSIP Number)
                             c/o William R. Ziegler
                                 Parson & Brown
                           666 Third Avenue, 9th Floor
                    New York, New York 10017; (212) 551-9860
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 4, 1996
--------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

       Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       Note. Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
--------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Page 1 of     Pages

CUSIP No. 232909-10-1             13D                Page  2   of   Pages


   1    NAME OF REPORTING PERSONS
        S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Somerset Drilling Associates, L.L.C.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
                OO (See Item 3 of Initial Statement)

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                        [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

     NUMBER OF          7     SOLE VOTING POWER
      SHARES                         See Item 5(b) of Initial Statement
   BENEFICIALLY-
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b) of Initial Statement
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b) of Initial Statement
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b) of Initial Statement

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                35,428,978
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                   [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                25.8%
  14    TYPE OF REPORTING PERSON*
                00 (Limited Liability Company)
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.        232909-10-1            13D                Page 3 of Pages


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Somerset Capital Partners
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                      (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
                OO (See Item 3 of Initial Statement)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                          [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

     NUMBER OF           7   SOLE VOTING POWER
      SHARES                         See Item 5(b) of Initial Statement
   BENEFICIALLY
     OWNED BY
        EACH
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b) of Initial Statement
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b) of Initial Statement
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b) of Initial Statement

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                35,428,978
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  12    CERTAIN SHARES*                                                  [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                25.8%
  14    TYPE OF REPORTING PERSON*
                PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1                    13D                Page 4 of Pages


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Thomas H. O'Neill, Jr.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
                PF (See Item 3 of Initial Statement)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                          [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

     NUMBER OF          7    SOLE VOTING POWER
      SHARES                         See Item 5(b) of Initial Statement
   BENEFICIALLY
     OWNED BY
        EACH
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b) of Initial Statement
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b) of Initial Statement
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b) of Initial Statement

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                35,428,978
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                   [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                25.8%
  14    TYPE OF REPORTING PERSON*
                IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1              13D                Page 5 of Pages


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Steven A. Webster
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [ ]
   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
                BK (See Item 3 of Initial Statement)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                          [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

     NUMBER OF          7    SOLE VOTING POWER
      SHARES                        See Item 5(b) of Initial Statement
   BENEFICIALLY
     OWNED BY
        EACH
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b) of Initial Statement
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b) of Initial Statement
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b) of Initial Statement

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                35,428,978
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                  [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                25.8%
  14    TYPE OF REPORTING PERSON*
                IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1                13D                Page 6 of Pages


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                William R. Ziegler
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
                BK (See Item 3 of Initial Statement)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                          [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

     NUMBER OF          7    SOLE VOTING POWER
      SHARES                         See Item 5(b) of Initial Statement
   BENEFICIALLY
     OWNED BY
        EACH
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b) of Initial Statement
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b) of Initial Statement
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b) of Initial Statement

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                35,428,978
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                   [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                25.8%
  14    TYPE OF REPORTING PERSON*
                IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1                 13D                Page 7 of Pages


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                U.S. Rig and Equipment, Inc.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
                OO (See Item 3 of Initial Statement)

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                          [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Oklahoma

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY           7  SOLE VOTING POWER
        EACH               See Item 5(b)
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b)
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                26,296,117
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                    [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.1%
  14    TYPE OF REPORTING PERSON*
                CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1                13D                Page 8 of  Pages


   1     NAME OF REPORTING PERSONS
        S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Mike Mullen Energy Equipment Resource, Inc.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
                OO (See Item 3 of Initial Statement)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                          [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY           7    SOLE VOTING POWER
        EACH                         See Item 5(b)
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b)
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                26,296,117
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                   [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.1%
  14    TYPE OF REPORTING PERSON*
                CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1                13D                Page 9  of  Pages


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                GCT Investments, Inc.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                     (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
                OO (See Item 3 of Initial Statement)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                           [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY           7   SOLE VOTING POWER
        EACH                          See Item 5(b)
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b)
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                26,296,117
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                   [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.1%
  14    TYPE OF REPORTING PERSON*
                CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1                 13D                Page 10  of  Pages


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                La Patagonia Offshore, Inc.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         N/A (See Item 3)

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                            [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Texas

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY           7    SOLE VOTING POWER
        EACH                         See Item 5(b)
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b)
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                26,296,117
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                     [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.1%
  14    TYPE OF REPORTING PERSON*
                CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1                 13D                Page 11  of  Pages


   1     NAME OF REPORTING PERSONS
        S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Roy T. Oliver, Jr.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                   (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

               OO (See Item 3 of Initial Statement)
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                             [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY           7    SOLE VOTING POWER
        EACH                         See Item 5(b)
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b)
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                26,296,117
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                    [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.1%
  14    TYPE OF REPORTING PERSON*
                IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1               13D                Page 12  of Pages


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Mike L. Mullen
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                   (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

               OO (See Item 3 of Initial Statement)
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)
                                                                           [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY           7    SOLE VOTING POWER
        EACH                         See Item 5(b)
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b)
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                26,296,117
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                    [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                19.1%
  14    TYPE OF REPORTING PERSON*
                IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1              13D                Page  13  of   Pages


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Norex Drilling Ltd.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

   5 See Item 3 of Initial Statement and Item 3 of this Amendment CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
        2(e)

                                                                             [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Bermuda

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY           7    SOLE VOTING POWER
        EACH                         See Item 5(b)
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b)
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                18,730,105
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                    [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                13.6%
  14    TYPE OF REPORTING PERSON*
                CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1                 13D                Page 14  of  Pages


   1     NAME OF REPORTING PERSONS
        S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Norex Industries Inc.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

   5 See Item 3 of Initial Statement and Item 3 of this Amendment CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY           7    SOLE VOTING POWER
        EACH                         See Item 5(b)
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b)
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                18,730,105
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                    [X]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                13.6%
  14    TYPE OF REPORTING PERSON*
                CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1                13D                Page 15  of  Pages


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Kristian Siem
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                   (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

               N/A
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   5     TO ITEM 2(d) OR 2(e)
                                                                           [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Norway

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY           7    SOLE VOTING POWER
        EACH                         See Item 5(b)
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b)
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                See Item 5(a)
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                    [ ]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                See Item 5(a)
  14    TYPE OF REPORTING PERSON*
                IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232909-10-1                13D                Page 16 of   Pages


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Frank Capstick
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                  (b)  [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

               N/A
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
                                                                             [ ]
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Bermuda

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY           7    SOLE VOTING POWER
        EACH                         See Item 5(b)
     REPORTING
    PERSON WITH
                        8    SHARED VOTING POWER
                                     See Item 5(b)
                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)
                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                See Item 5(a)
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

  12    CERTAIN SHARES*                                                    [ ]
                See Item 5(a)
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                See Item 5(a)
  14    TYPE OF REPORTING PERSON*
                IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

Introduction.

               All of the reporting persons named in Item 2 below, other than La Patagonia Offshore, Inc., together with PRD Rig Partnership 1995, Ltd. ("PRD"), EER National 78 Partnership, Ltd. ("N78"), Pronor Holdings Ltd. ("Pronor") and Prosperity Investments Inc. ("Prosperity") (collectively, the "Initial Group") were signatories to an initial statement, on Schedule 13D, that was filed with the Securities and Exchange Commission (the "Commission") on September 9, 1996 (the "Initial Statement"). The Initial Group jointly filed the Initial Statement as a group solely because they may have been deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the fact that the shares of common stock of the issuer directly or indirectly beneficially owned by them were held subject to certain agreements with respect to the voting and disposition of same under the terms and conditions of a certain shareholders' agreement dated May 7, 1996, as amended on June 11, 1996 (as amended, the "Shareholders' Agreement"). In accordance with Rule 13d-1(f) promulgated pursuant to the Exchange Act, all of the members of the Initial Group executed a written agreement relating to the joint filing of the Initial Statement (the "Group Filing Agreement"), a copy of which was attached thereto as Exhibit I.

               The reporting persons named in Item 2 below (collectively, the "Group") are filing this Amendment No. 1 to Schedule 13D (the "Amendment"; the Amendment, together with the Initial Statement being sometimes hereinafter collectively referred to as the "Schedule 13D") primarily to disclose certain changes in beneficial ownership of the Common Stock of the Company resulting from the consummation of the following transfers of Common Stock that were mentioned in the Initial Statement: (i) liquidating distribution of shares of Common Stock by each of PRD and N78 to their respective partners, including La Patagonia Offshore, Inc., resulting in the withdrawal of each of PRD and N78 as members of the Group and the addition of La Patagonia Offshore, Inc. as a member of the Group; and (ii) transfers of shares of Common Stock by certain members of the Mullen/Oliver Group (as defined in Item 2 below) to certain third parties not members of the Group in satisfaction of certain pre-existing contractual obligations. In accordance with the terms and conditions of the Initial Group Filing Agreement and in satisfaction of the Rule 13d-1(f) written agreement requirement with respect to joint filings, La Patagonia Offshore, Inc. has executed a joinder to the Initial Group Filing Agreement, in the form of an Amendment No. 1 to Schedule 13D Group Filing Agreement (the "Amendment No. 1 to Group Filing Agreement"; the Initial Group Filing Agreement, as amended and supplemented by the Amendment No. 1 to Group Filing Agreement, being sometimes hereinafter collectively referred to as the "Group Filing Agreement"). A copy of the Amendment No. 1 to Group Filing Agreement is attached as
Exhibit I to this Amendment.

               Capitalized terms used in this Amendment without definition shall have the respective meanings ascribed to them in the Initial Statement.

Item 1.        Security and Issuer.

               No change, except that the street address for each of Somerset, SCP and O'Neill has been changed to 254 Franklin Street.

Item 2.        Identity and Background.

               The reporting persons are the signatories to the Shareholders' Agreement and/or the control persons of such signatories, and are comprised of three subgroups, as follows: (i) Somerset Drilling Associates, L.L.C., a Delaware limited liability company ("Somerset"), Somerset Capital Partners, a New York general partnership and the managing member of Somerset ("SCP"), Thomas
H. O'Neill, Jr., an individual ("O'Neill"), Steven A. Webster, an individual ("Webster") and William R. Ziegler, an individual ("Ziegler"), being the three general partners of SCP (collectively, the "SCP Partners"; and together with Somerset and SCP, the "Somerset Group"); (ii) Roy T. Oliver, Jr., an individual ("Oliver"), U.S. Rig and Equipment, Inc., an Oklahoma corporation ("USRE"), Mike Mullen Energy Equipment Resource, Inc., a Texas corporation ("MMEER"), GCT Investments, Inc., a Texas corporation ("GCT"), Mike L. Mullen, an individual ("Mullen" ), and La Patagonia Offshore, Inc., a Texas corporation ("LPO"; and together with Oliver, USRE, MMEER, GCT and Mullen, being sometimes hereinafter collectively referred to as the "Mullen/Oliver Group"); and (iii) Norex Drilling Ltd., a Bermuda corporation ("Norex Drilling"), Norex Industries Inc., a Cayman Islands company ("NXA"), Kristian Siem, an individual ("Siem") and Frank Capstick, an individual ("Capstick") (NXA, Siem and Capstick, together with Norex Drilling, the "Drilling Group"). The members of the Somerset Group, the Mullen/Oliver Group and the Drilling Group are hereinafter sometimes referred to individually as a "Reporting Person" and collectively as the "Reporting Persons".

               Somerset Group

               No change.

               Mullen/Oliver Group

               No change, except for: (i) the withdrawal of each of PRD and N78 as members of the Group, effective on October 17, 1996, the date of the liquidating distributions of all shares of Common Stock owned by each of PRD and N78 to their respective partners; and (ii) the addition of LPO as a member of the Group.

                LPO is a Texas corporation whose principal business is investment in limited partnerships in which MMEER is the general partner. The address of the principal business and principal office of LPO is 8411 Preston Road, Suite 730 LB2, Dallas, Texas 75225. Mullen and Oliver are the sole executive officers, directors and control persons of LPO.

               During the last five years, no member of the Mullen/Oliver Group, inclusive of LPO and its executive officers, directors and control persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no member of the Mullen/Oliver Group, inclusive of LPO and its executive officers, directors and control persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Drilling Group

               No change.

Item 3.        Source and Amount of Funds or Other Consideration.

               Somerset Group

               No change.

               Mullen/Oliver Group

               No change, except as set forth below. No consideration was paid by MMEER or LPO to either PRD or N78 in connection with the liquidating distributions of shares of Common Stock made by PRD and N78 to MMEER and LPO.

               Drilling Group

               No change, except that, (i) in accordance with the terms of the NXA Stock Purchase Agreement disclosed in the Initial Statement, on September 12, 1996, NXA paid $4,000,000 for Orkla's 47.06% interest in Prosperity, the sole shareholder of Pronor, which owned 8,300,000 shares of Common Stock, and
(ii) also on September 12, 1996, NXA paid $725,000 for the remaining 5.88% interest in Prosperity. The source of funds for the acquisitions of these indirect interests in shares of Common Stock was working capital of NXA. However, as previously disclosed in the Initial Statement, pursuant to the terms of the NXA Shareholders' Agreement, NXA had shared beneficial ownership of all 8,300,000 shares of Common Stock owned by Pronor with Orkla, through their joint venture company, Prosperity. On December 31, 1996, the 8,300,000 shares of Common Stock owned of record by Pronor were transferred to Norex Drilling pursuant to the liquidations of Pronor and Prosperity. No consideration was paid by Norex Drilling to either Pronor or Prosperity in connection with the liquidating distributions of shares of Common Stock made to Norex Drilling at the direction of NXA. As a result of the consummation of the transactions contemplated by the NXA Stock Purchase Agreement and the related acquisition of the remaining 5.88% interest in Prosperity, NXA has full indirect beneficial ownership of the shares of Common Stock previously owned of record by Pronor and now owned of record by Norex Drilling.

Item 4.        Purpose of Transaction.

               No change, except that the following paragraphs are added to describe certain direct and indirect transfers of Common Stock made by and to, as the case may be, the Reporting Persons since the date of the Initial Statement.

               PRD and N78 effected a liquidating distribution of all 3,826,193 shares of Common Stock acquired in the aggregate by them in the Rig Merger to their respective partners on October 17, 1996. These liquidating distributions included the transfer of record ownership of an aggregate of 1,024,464 shares of Common Stock by PRD and N78 to MMEER, the sole general partner of each of PRD and N78, and the transfer of an aggregate of 887,692 shares of Common Stock to LPO, a limited partner of each of PRD and N78; the remaining 1,914,037 shares of Common Stock that were previously owned by either PRD or N78 were transferred to partners of PRD and N78 who are not Reporting Persons and not affiliates of Reporting Persons. Such distributions resulted in a decrease in the aggregate number of shares of Common Stock beneficially owned by MMEER, since MMEER, as general partner of each of PRD and N78, beneficially owned all shares of Common Stock previously owned by each of PRD and N78. The 887,692 shares transferred by PRD and N78 to LPO remain subject to the terms of the Shareholders' Agreement; the 1,024,464 shares transferred by PRD and N78 to MMEER were released from the terms and conditions of the Shareholders' Agreement upon the contemporaneous transfer of such shares by MMEER to third parties (see disclosure in next paragraph); and the remaining 1,914,037 shares of Common Stock transferred by PRD and N78 to partners who are not Reporting Persons were released from the terms and conditions of the Shareholders' Agreement in accordance with the provisions thereof.

               In addition, (i) on October 4 and 17, 1996, MMEER transferred an aggregate of 789,237 shares of Common Stock to Oliver and (ii) on various dates ending December 11, 1996, MMEER, GCT and USRE transferred 4,196,603, 396,825 and 396,825 shares of the Common Stock, respectively, to persons who are not Reporting Persons, in each case, in satisfaction of certain contractual obligations that were created prior to the acquisition by MMEER or Oliver of any shares of Common Stock and were unrelated to the Company or the Common Stock of the Company. The 789,237 shares of Common Stock transferred by MMEER to Oliver remain subject to the terms and conditions of the Shareholders' Agreement, and the 4,990,253 shares of Common Stock transferred by MMEER (inclusive of the 1,024,464 shares that were distributed by PRD and N78 to MMEER as disclosed above), GCT and USRE to persons who are not Reporting Persons were released from the terms and conditions of the Shareholders' Agreement in accordance with the provisions thereof.

               On December 19, 1996, Oliver made a gift of an aggregate of 13,332 shares of Common Stock to his two minor sons under the Uniform Gift to Minors Act as in effect in the State of Oklahoma. Oliver, as Custodian for his sons, has retained beneficial ownership of these shares of Common Stock until his sons reach the age of majority. Accordingly, these 13,332 shares of Common Stock transferred by Oliver to his minor children remain subject to the terms and conditions of the Shareholders' Agreement.

               On or about February 6, 1997, USRE transferred an aggregate of 41,040 shares of Common Stock to Oliver, in satisfaction of rental payments, in the amount of $5,225 owed for October 1996 and in the amount of $118,013.51 owed and/or owing for 1997, for certain commercial property owned by Oliver and leased to USRE. These 41,040 shares of Common Stock transferred by USRE to Oliver remain subject to the terms and conditions of the Shareholders' Agreement.

               On September 12, 1996, (i) in accordance with the terms of the NXA Stock Purchase Agreement (a copy of which was attached to the Initial Statement as Exhibit XI), NXA acquired Orkla's 47.06% interest in Prosperity, the sole shareholder of Pronor, which owned 8,300,000 shares of Common Stock and
(ii) pursuant to an agreement with another third party, NXA acquired the remaining 5.88% interest in Prosperity. The consummation of these transactions resulted in NXA acquiring full indirect beneficial ownership of the 8,300,000 shares of Common Stock then owned of record by Pronor; prior to the consummation of these transactions, Orkla shared beneficial ownership of the shares of Common Stock owned of record by Pronor, through its ownership interest in Prosperity. On December 31, 1996, these 8,300,000 shares of Common Stock were transferred by Pronor to Norex Drilling as liquidating distributions by Pronor and Prosperity.

               The descriptions of the the Shareholders' Agreement (inclusive of the other agreements which are exhibits thereto, including, without limitation, the Form of Irrevocable Proxy) and the NXA Stock Purchase Agreement contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of such documents, copies of which are attached hereto as Exhibits to the Initial Schedule and incorporated therein and herein by reference (see Item 7 of the Initial Schedule for specific Exhibit references).

               Except as discussed above in Item 4 to this Amendment or disclosed in Item 4 to the Initial Statement (inclusive of the provisions of the documents incorporated herein and therein by reference), none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any director or executive officer of any Reporting Person that is not a Reporting Person hereunder, has any current plans or proposals which relate to or would result in the occurrence of any actions or events specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

 Item 5.       Interest in Securities of the Issuer.

               (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each person named in Item 2 above are as follows:

               Somerset Group

               The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Somerset on the date hereof are 29,962,223 shares of Common Stock, or approximately 21.79% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997.

               The aggregate number and percentage of the Common Stock which are owned beneficially by SCP on the date hereof are 35,423,978 shares of Common Stock, or approximately 25.77% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997, which number and percentage include the 29,962,223 shares owned of record by Somerset , since SCP is the managing member of Somerset, as well as the 5,461,755 shares owned of record by SCP.

               The aggregate number and percentage of the Common Stock which are owned beneficially by each of O'Neill and Webster on the date hereof are 35,423,978 shares of Common Stock, or approximately 25.77% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997, which number and percentage include the 29,962,223 shares owned of record by Somerset and the 5,461,755 shares owned of record by SCP, since each of O'Neill and Webster is a partner of SCP and SCP is the managing member of Somerset.

               The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 35,428,978 shares of Common Stock, or approximately 25.77% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997, which number and percentage include the 29,962,223 shares owned of record by Somerset and the 5,461,755 shares owned of record by SCP, since Ziegler is a partner of SCP and SCP is the managing member of Somerset, as well as 5,000 shares owned of record by Ziegler.

               Notwithstanding the foregoing, if each of Somerset, SCP, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of
Section 13(d)(3) and Rule 13d- 5(b) by virtue of their action in concert in connection with the acquisition of an aggregate of 35,423,978 shares of Common Stock pursuant to the Somerset Merger Agreement, then each of the foregoing members of the Somerset Group may be deemed to beneficially own an aggregate of 35,428,978 shares of Company Common Stock, or approximately 25.77% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997.

               The foregoing aggregate number and percentage of the Common Stock beneficially owned by the various members of the Somerset Group as of the date hereof does not include any shares of Common Stock that any member of the Somerset Group may have the right to acquire upon any exercise of the Somerset Group Shadow Warrant, as any such right to acquire shares of Common Stock pursuant to the Somerset Shadow Warrant is contingent upon the occurrence of events not within the control of any member of the Somerset Group and which may or may not occur within 60 days of the date hereof.

               Mullen/Oliver Group

               The aggregate number and percentage of the Common Stock which are owned beneficially and of record by USRE on the date hereof are 2,660,011 shares of Common Stock, or approximately 1.93% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997.

               The aggregate number and percentage of the Common Stock which are owned beneficially by Oliver on the date hereof are 15,703,306 shares of Common Stock, or approximately 11.42% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997, which number and percentage include (i) the 2,660,011 shares owned of record by USRE, since USRE is a corporation wholly-owned and controlled by Oliver, (ii) the 12,142,271 shares owned of record by Oliver, (iii) the 13,332 shares owned of record by Oliver as Custodian for his two minor sons and (iv) the 887,692 shares owned of record by LPO, since Oliver is a control person of LPO.

               The aggregate number and percentage of the Common Stock which are owned beneficially and of record by LPO on the date hereof are 887,692 shares of Common Stock, or approximately 0.65% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997.

               The aggregate number and percentage of the Common Stock which are owned beneficially and of record by GCT on the date hereof are 3,219,191 shares of Common Stock, or approximately 2.34% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997.

               The aggregate number and percentage of the Common Stock which are owned beneficially and of record by MMEER on the date hereof are 7,373,620 shares of Common Stock, or approximately 5.36% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997.

               The aggregate number and percentage of the Common Stock which are owned beneficially by Mullen on the date hereof are 11,480,503 shares of Common Stock, or approximately 8.35% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997, which number and percentage include the 7,373,620 shares owned beneficially and of record by MMEER, the 3,219,191 shares owned beneficially and of record by GCT and the 887,692 shares owned beneficially and of record by LPO, since each of MMEER, GCT and LPO is a corporation controlled by Mullen.

               Notwithstanding the foregoing, if each of USRE, Oliver, LPO, GCT, MMEER and Mullen are deemed to constitute a "group" within the meaning of
Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of an aggregate of 33,200,407 shares of Common Stock pursuant to the Rig Merger Agreement (or, with respect to LPO, subsequent acquisition of shares from a party that had so acted in concert), then each of the foregoing members of the Mullen/Oliver Group may be deemed to beneficially own all

26,296,117 shares of Common Stock, or approximately 19.13% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997, owned in the aggregate by them on the date hereof.

               The foregoing aggregate number and percentage of the Common Stock beneficially owned by the various members of the Mullen/Oliver Group as of the date hereof does not include any shares of Common Stock that any member of the Mullen/Oliver Group may have the right to acquire upon any exercise of the Mullen/Oliver Shadow Warrants, as any such right to acquire shares of Common Stock pursuant to the Mullen/Oliver Shadow Warrants is contingent upon the occurrence of events not within the control of any member of the Mullen/Oliver Group and which may or may not occur within 60 days of the date hereof.

               Drilling Group

               The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Norex Drilling on the date hereof are 18,730,105 shares of Common Stock, or approximately 13.62% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997.

               NXA, as the control person of Norex Drilling, may be deemed to beneficially own the 18,730,105 shares of Common Stock owned of record by Norex Drilling, or approximately 13.62% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997. As a result of the consummation of the transactions contemplated by the NXA Stock Purchase Agreement, Orkla no longer may be deemed to share beneficial ownership of the 8,300,000 shares of Common Stock previously owned of record by Pronor.

               Each of Siem (as the Chairman of the Board, Director and Vice President of Norex Drilling, the Chairman of the Board, Director and CEO of NXA) and Capstick (as a Director and the President of Norex Drilling and the President of NXA) may be deemed to beneficially own the 18,730,105 shares of Common Stock owned of record by Norex Drilling, or approximately 13.62% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997.

               Each of Siem and Capstick and each of the other individuals listed on Annexes A - D attached to the Initial Statement expressly disclaims beneficial ownership of any shares of Common Stock covered by the Initial Statement and this Amendment.

               Reporting Group

               Notwithstanding the foregoing, if each of the members of the Somerset Group, the Mullen/Oliver Group and the Drilling Group are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of the fact that the shares of Common Stock of the Company directly or indirectly beneficially owned by them are held subject to the certain agreements with respect to the voting and disposition of same under the terms and conditions of the Shareholders Agreement, then each of the foregoing members of each of the

Somerset Group, the Mullen/Oliver Group and the Drilling Group may be deemed to beneficially own all of the 80,455,200 shares of Common Stock, or approximately 58.52% of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997, held subject to the terms and conditions of the Shareholders Agreement. Each of the members of the Somerset Group expressly disclaims beneficial ownership of the shares of Common Stock acquired and owned of record by any members of each of the Mullen/Oliver Group and the Drilling Group; each of the members of the Mullen/Oliver Group expressly disclaims beneficial ownership of the shares of Common Stock acquired and owned of record by any members of each of the Somerset Group and the Drilling Group; and each of the members of the Drilling Group expressly disclaims beneficial ownership of the shares of Common Stock acquired and owned of record by any members of each of the Somerset Group and the Mullen/Oliver Group.

               (b) With respect to each person named in response to paragraph
(a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

               Somerset Group

               No change.

               Mullen/Oliver Group

               Subject to the terms and conditions of the Shareholders Agreement and the Irrevocable Proxy executed and delivered by USRE thereunder, (i) USRE may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 2,660,011 shares of Common Stock owned of record by it and (ii) notwithstanding the foregoing, Oliver, as the sole owner and control person of USRE, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 2,660,011 shares of Common Stock owned of record by USRE.

               Subject to the terms and conditions of the Shareholders Agreement and the Irrevocable Proxies executed and delivered by each of USRE, Oliver and LPO thereunder, Oliver may be deemed to (i) have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (A) the 12,142,271 shares owned of record by Oliver and (B) the 13,332 shares issued in the name of Oliver as Custodian for his minor sons, (ii) as the sole owner and control person of USRE, share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 2,660,011 shares of Common Stock owned of record by USRE, and (iii) as one of the two executive officers, directors and shareholders of LPO, share the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) 887,692 shares of Common Stock owned of record by LPO.

               Subject to the terms and conditions of the Shareholders Agreement and the Irrevocable Proxy executed and delivered by LPO thereunder, (i) LPO may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the

887,692 shares of Common Stock owned of record by it and (ii) notwithstanding the foregoing, each of Mullen and Oliver, as the sole executive officers, directors and shareholders of LPO, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 887,692 shares of Common Stock owned of record by LPO.

               Subject to the terms and conditions of the Shareholders Agreement and the Irrevocable Proxy executed and delivered by GCT thereunder, (i) GCT may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 3,219,191 shares of Common Stock owned of record by it and (ii) notwithstanding the foregoing, Mullen, as the sole control person of GCT, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 3,219,191 shares of Common Stock owned of record by GCT.

               Subject to the terms and conditions of the Shareholders Agreement and the Irrevocable Proxy executed and delivered by MMEER thereunder, (i) MMEER may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 7,373,620 shares of Common Stock owned of record by it and (ii) notwithstanding the foregoing, Mullen, as the sole control person of MMEER, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 7,373,620 shares of Common Stock owned of record by MMEER.

               Subject to the terms and conditions of the Shareholders Agreement and the Irrevocable Proxies executed and delivered by MMEER, GCT and LPO thereunder, Mullen, (i) as the sole control person of each of MMEER and GCT, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the (A) 7,373,620 shares of Common Stock owned of record by MMEER and (B) 3,219,191 shares of Common Stock owned of record by GCT and (ii) as one of the two executive officers, directors and shareholders of LPO, share the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) 887,692 shares of Common Stock owned of record by LPO.

               In addition, notwithstanding the foregoing, (i) if each of USRE, Oliver, LPO, GCT, MMEER and Mullen are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of an aggregate of 33,200,407 shares of Common Stock pursuant to the Rig Merger Agreement (or, with respect to LPO, subsequent acquisition of shares from a party that had so acted in concert), then each member of the Mullen/Oliver Group may be deemed to share with all of the other members of the Mullen/Oliver Group the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) all 26,296,117 shares of Common Stock presently owned of record by any member of the Mullen/Oliver Group and (ii) if each of the members of the Somerset Group, the Mullen/Oliver Group and the Drilling Group are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of the fact that the shares of Common Stock of the Company directly or indirectly beneficially owned by them are held subject to the certain agreements with respect to the voting and disposition of same under the terms and conditions of the Shareholders Agreement and the Irrevocable Proxies executed and delivered thereunder, then
(A) each of the foregoing members of the Mullen/Oliver Group may be deemed to share with the members of each of the Somerset Group and the Drilling Group, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 35,428,978 shares of Common Stock owned of record by the various members of the Somerset Group and the 18,730,105 shares of Common Stock owned of record by the various members of the Drilling Group and
(B) each of the members of the Somerset Group and the Drilling Group may be deemed to share with the members of the Mullen/Oliver Group, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 26,296,117 shares of Common Stock owned of record by the various members of the Mullen/Oliver Group. Each of the members of the Mullen/Oliver Group expressly disclaims beneficial ownership of the shares of Common Stock acquired and owned of record by any members of each of the Somerset Group and the Drilling Group.

               Drilling Group

               Subject to the terms and conditions of the Shareholders Agreement and the Irrevocable Proxy executed and delivered by Norex Drilling thereunder,
(i) Norex Drilling may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 18,730,105 shares of Common Stock owned of record by it and (ii) notwithstanding the foregoing,
(A) NXA, as the control person of Norex Drilling, and (B) each of Siem (as the Chairman of the Board, Director and Vice President of Norex Drilling, the Chairman of the Board, Director and CEO of NXA) and Capstick (as a Director and the President of Norex Drilling and the President of NXA) may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 18,730,105 shares of Common Stock owned of record by Norex Drilling.

               In addition, notwithstanding the foregoing, if each of the members of the Somerset Group, the Mullen/Oliver Group and the Drilling Group are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of the fact that the shares of Common Stock of the Company directly or indirectly beneficially owned by them are held subject to the certain agreements with respect to the voting and disposition of same under the terms and conditions of the Shareholders Agreement and the Irrevocable Proxies executed and delivered thereunder, then (i) each of the foregoing members of the Drilling Group may be deemed to share with the members of each of the Somerset Group and the Mullen/Oliver Group, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 35,428,978 shares of Common Stock owned of record by the various members of the Somerset Group and the 26,296,117 shares of Common Stock owned of record by the various members of the Mullen/Oliver Group and (ii) each of the members of the Somerset Group and the Mullen/Oliver Group may be deemed to share with the members of the Drilling Group, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 18,730,105 shares of Common Stock owned of record by the various members of the Drilling Group. Each of the members of the Drilling Group expressly disclaims beneficial ownership of the shares of Common Stock acquired and owned of record by any members of each of the Somerset Group and the Mullen/Oliver Group. In addition, as previously stated, each of Siem and Capstick and each of the other individuals listed on Annexes A - D attached to the Initial

Statement expressly disclaims beneficial ownership of any shares of Common Stock covered by the Initial Statement and this Amendment.

               Lastly, as a result of the consummation of the transactions contemplated by the NXA Stock Purchase Agreement, Orkla no longer shares any power to vote (or direct the vote of) or to dispose (or direct the disposition of) of the 8,300,000 shares of Common Stock previously owned of record by Pronor.

               (c) Except for the transfers of shares of Common Stock by members of the Mullen/Oliver Group and acquisition by NXA of the 52.94% interest in Prosperity (and therefore the indirect acquisition of full beneficial ownership of the shares of Common Stock previously owned by Pronor) and subsequent liquidating transfer of 8,300,000 shares of Common Stock by Pronor to Norex Drilling, all as more fully disclosed in response to Items 3 and 4 above, during the past 60 days, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any director or executive officer of any Reporting Person that is not a Reporting Person hereunder, has effected any transaction in the Common Stock. See Items 3 and 4 above and subsection (a) and (b) of this Item 5 for further details in connection with such direct and indirect acquisition and disposition of shares of Common Stock.

               (d)  Not applicable.

               (e) On December 31, 1996, each of Pronor and Prosperity ceased to be the beneficial owner of any shares of Common Stock and are therefore no longer Reporting Persons or members of the Drilling Group. On October 17, 1996, each of PRD and N78 ceased to be the beneficial owner of any shares of Common Stock and are therefore no longer Reporting Persons or members of the Mullen/Oliver Group.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               No change, except as stated below.

               As a result of (i) the liquidating distributions of shares of Common Stock by each of PRD and N78 to their respective partners and (ii) the transfers of shares of Common Stock by certain members of the Mullen/Oliver Group to certain third parties not members of the Group, in each case, as more fully described above, an aggregate of 6,904,290 shares of Common Stock were released from the terms and conditions of the Shareholders Agreement. As of the date hereof, an aggregate of 80,455,200 shares, or 58.52%, of the 137,473,434 shares of Common Stock issued and outstanding as of January 31, 1997, are held subject to the terms and conditions of the Shareholders Agreement.

               In connection with its acquisition of 887,692 shares of Common Stock from PRD and N78, (i) LPO executed and delivered (A) a joinder to the Shareholders Agreement (the "Shareholders Agreement Joinder"), a copy of which Shareholders Agreement Joinder is attached hereto as Exhibit II and (B) an Irrevocable Proxy, substantially in the form attached to the

Shareholders Agreement that was filed as Exhibit IV to the Initial Statement and
(ii) the Reporting Persons entered into the Amendment No. 1 to Group Filing Agreement attached hereto as Exhibit I. In addition, the shares acquired by LPO are entitled to registration rights pursuant to the terms and conditions of the Registration Rights Agreement, a copy of which was attached as Exhibit VI to the Initial Statement.

               As a result of the transfers of an aggregate of 789,237 shares of Common Stock by MMEER to Oliver in satisfaction of the oral understanding previously disclosed in Items 5 and 6 of the Initial Statement, which transfers were effected on October 4 and 17, 1996, Oliver no longer shares with MMEER voting or dispositive with respect to any shares of Common Stock owned of record by MMEER and/or entities controlled by MMEER.

               On November 7, 1996, MMEER pledged an aggregate of 1,000,000 shares of Common Stock in favor of Overton Bank & Trust ("OBT") to secure a loan, in the principal amount of $275,000, made by OBT to Mullen. On February 3, 1997, MMEER pledged an aggregate of 3,000,000 shares of Common Stock in favor of BancFirst of Oklahoma City ("BFOC") to secure a loan, in the principal amount of $2,000,000, made by BFOC to Mullen. The loans secured by these pledges of shares of Common Stock are subject to standard default and foreclosure provisions.

               As previously disclosed in the Initial Statement and in Items 4 and 5 of this Amendment, as a result of the consummation of the transactions contemplated by the NXA Stock Purchase Agreement on September 12, 1996, Orkla no longer shares voting or dispositive power of any shares of Common Stock owned of record by Pronor. In addition, as a practical matter, the consummation of the transactions contemplated by the NXA Stock Purchase Agreement resulted in the termination of the NXA Shareholders Agreement.

               The descriptions of the Joinder, the Shareholders Agreement Joinder, Shareholders' Agreement (inclusive of the other agreements which are exhibits thereto, including, without limitation, the Form of Irrevocable Proxy), the Registration Rights Agreement, the NXA Shareholders Agreement and the NXA Stock Purchase Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of such documents, copies of which are attached hereto as Exhibits I and II and/or attached as Exhibits to the Initial Statement, respectively, and incorporated herein or therein by reference (see Item 7 of the Initial Statement for specific Exhibit references for documents attached thereto as Exhibits).

               Except as discussed above in this Item 6 or in Item 4 or Item 6 of the Initial Statement (in each case, inclusive of the provisions of the documents incorporated herein or therein by reference), none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any director or executive officer of any Reporting Person that is not a Reporting Person hereunder, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons named in Item 2 above or between any such Reporting Persons and any other person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.        Material to be Filed as Exhibits.

        I. Amendment No. 1 to Group Filing Agreement referred to in the Introduction and Item 6.

        II. Joinder to Shareholders Agreement referred to in the Introduction and Items 4 and 6.

                                  EXHIBIT INDEX



Exhibit
Number      Description


I Amendment No. 1 to Schedule 13D Group Filing Agreement, executed by each of Somerset Drilling Associates, L.L.C., Somerset Capital Partners, Thomas H. O'Neill, Jr., Steven A. Webster, William R. Ziegler, Roy T. Oliver, Jr., U.S. Rig and Equipment, Inc., Mike Mullen Energy Equipment Resource, Inc., GCT Investments, Inc.,
            Mike L. Mullen, La Patagonia Offshore, Inc., Norex Drilling Ltd., Norex Industries, Inc., Kristian Siem and Frank Capstick on
            October 17, 1996

II Acknowledgment and Agreement (Joinder to Shareholders' Agreement), executed by La Patagonia Offshore, Inc. on October 17, 1996